Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 30 to Registration Statement No. 033-17704 on Form N-1A of our reports each dated February 22, 2007, relating to the financial statements and financial highlights of Variable Insurance Products Fund II, including VIP Investment Grade Bond Portfolio, VIP Asset Manager: Growth Portfolio and VIP Asset Manager Portfolio (each currently a fund of Variable Insurance Products Fund V), appearing in the Annual Report on Form N-CSR of Variable Insurance Products Fund II, for the year ended December 31, 2006 and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP
Boston, Massachusetts
June 26, 2007